Exhibit 12

INGERSOLL-RAND PLC

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings (loss) from continuing operations before income taxes	$534.2	$(2,776.0)	$937.5	$857.6	$792.8
Noncontrolling interest	24.9	20.0	14.3	14.9	12.7
(Earnings) losses from equity method investees	(8.1)	(3.4)	(1.0)	-	(2.1)

Sub-total	551.0	(2,759.4)	950.8	872.5	803.4

Fixed charges	367.9	294.6	160.9	159.6	165.4
Dividend from equity method investees	11.3	13.2	-	-	4.4
Capitalized interest	(0.7)	(1.0)	(0.6)	(3.2)	(1.1)

Total earnings (loss)	$929.5	$(2,452.6)	$1,111.1	$1,028.9	$972.1

Fixed charges:
Interest expense	$302.2	$245.4	$136.2	$133.6	$145.1
Capitalized interest	0.7	1.0	0.6	3.2	1.1
Rentals (one-third of rentals)	65.0	48.2	24.1	22.8	19.2

Total fixed charges	$367.9	$294.6	$160.9	$159.6	$165.4

Ratio of earnings to fixed charges	2.5	-	6.9	6.4	5.9

Deficiency in the coverage of fixed charges by earnings before fixed charges		$(2,747.2)